HILTON WORLDWIDE HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio amounts)
(unaudited)

	Nine Months Ended
	September 30,
	2016	2015
Earnings:
Income before taxes	$1,001	$1,155
Equity in earnings from unconsolidated affiliates	(18)	(22)
	983	1,133
Add:
Fixed charges	537	533
Distributed income of equity method investees	15	22
Subtract:
Interest capitalized	(3)	(2)
Earnings available for fixed charges	$1,532	$1,686

Fixed Charges:
Interest expense(1)	$434	$431
Interest capitalized	3	2
Estimated interest included in rent expense	100	100
Total Fixed Charges	$537	$533

Ratio of Earnings to Fixed Charges	2.9	3.2
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(1)    Includes the amortization of debt discounts, premiums and capitalized expenses related to indebtedness.